1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 28, 2005	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Yanzhou Coal Mining Company Limited

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

Pursuant to the requirement of the Shanghai Listing Rules, Yanzhou Coal Mining Company Limited publishes an announcement in relation to the Company’s daily connected transactions (as defined in the Shanghai Listing Rules) in the year 2005 in the domestic China Securities Journal and Shanghai Securities News.

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Hong Kong Listing Rules.

Pursuant to the requirement of the Listing Rules of the Shanghai Stock Exchange (the “Shanghai Listing Rules”), Yanzhou Coal Mining Company Limited (the “Company”) publishes an announcement in relation to the Company’s daily connected transactions (as defined in the Shanghai Listing Rules) in the year 2005 in the domestic China Securities Journal and Shanghai Securities News. For the purpose of complying with the disclosure requirement of Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), the Company simultaneously publishes such announcement in Hong Kong. Details of the announcement are as follows:

I. General Information of the Anticipated Daily Connected Transactions in the Year 2005

Unit: RMB’ 000

Types of connected transactions	Further categorizations with reference to products or services etc.	Connected person	Total anticipated amount		Proportion to the same category of transactions	Total amount for the year 2004
Purchase of raw materials	Materials	Yankuang Group Corporation Limited	500,000	Total: 500,000	20%	303,549
		and/or its subordinated entities

Purchase of fuels and power	Provision of electricity	Yankuang Group Corporation Limited	354,000	Total: 354,180	100%	354,044
	Provision of water	and/or its subordinated entities	180		100%	180

	Construction of engineering projects		136,200	Total: 707,971	50%	160,342
	Repair and maintenance		270,000		80%	222,949
	Road transportation		70,000		80%	63,478
	Environmental protection and greening		4,780		100%	3,789
	Security and fire services		8,550		100%	8,550

Acceptance of services	Provision of gases and heat	Yankuang Group Corporation Limited	11,020		100%	11,536
	Management of real estate	and/or its subordinated entities	37,200		100%	37,200
	Children’s education		16,600		100%	16,600
	Medical and child care		136,091		100%	127,187
	Telecommunication services		200		100%	200
	Militia training		2,200		100%	2,200
	Training of skilled labour		15,130		100%	15,130

Entrusted management of social endowment insurance fund and the expenses of retirement benefits	—	Yankuang Group Corporation Limited and/or its subordinated entities	437,436	Total: 437,436	100%	408,461

Sale of products and	Coal	Yankuang Group Corporation Limited	882,509	Total: 1,339,509	8%	523,015
commodities	Provision of materials	and/or its subordinated entities	428,000		60%	350,873
	Others		29,000		100%	29,000

II. Introduction of the Connected Person and the Relationship of Connection

1. General Information of the Connected Person

Yankuang Group Corporation Limited (“Yankuang”) is a state wholly-owned enterprise. Its legal representative is Mr. Geng Jiahuai and its registered capital is RMB3,090.336 million. It is principally engaged in businesses such as coal production, building and building materials, chemical and machinery processing. Its address is at 298 South Fushan Road, Zoucheng, Shandong Province.

2. Relationship of Connection

Yankuang is the controlling shareholder of the Company, holding 1,670,000,000 shares of the Company, representing 54.33% of the total share capital of the Company.

3. Analysis of Contract Performance Capability

The total asset and the net asset of Yankuang as at 31 December 2004 was RMB37,283.773 million and RMB14,999.222 million, respectively. In the year 2004, Yankuang recorded a profit of RMB2,603.211 million and its productions and operations were normal. Since the establishment of the Company in 1997, the abovementioned daily connected transactions between the Company and Yankuang have been normally and smoothly carried out.

4. Total Amount of the Daily Connected Transactions

In the year 2005, it is anticipated that the Company will pay an aggregate of connected transaction fees of RMB1,999.587 million to Yankuang whereas Yankuang will pay RMB1,339.509 million to the Company.

III. Policies and Basis of Pricing

The mutual supply of materials, the mutual use of public facilities and the mutual provision of services between the Company and Yankuang are implemented in accordance to the pricing policies below: (a) the prices set by the State; (b) the market prices (if no prices are set by the State); (c) the prices calculated on the basis of the costs of the provider (if no prices are set by the State and no market prices are available).

IV. Purpose of the Transactions and the Impact of the Transactions to the Company

Both of the Company and Yankuang locate in Zoucheng, Shandong Province. The aptness and the quality of the provision of materials and related services by Yankuang are approved and certified by government departments and the industry. While reducing the costs of transactions, the Company obtains a stable, reliable and quality-assured provision of materials and related services, reducing the risk of operations and effectively ensuring the normal production and operation of the Company.

The pricing of the transactions is fair, reasonable and beneficial to the protection of the Company’s overall interests, not affecting the independence of the Company’s operations.

V. Approval Procedures

1. Voting of the Directors

The 20th meeting of the second session of the board of directors of the Company was held on 25 April 2005. Out of the total of 13 directors of the Company, 4 connected directors of the Company abstained from voting whereas the remaining 9 non-connected directors of the Company unanimously approved the resolution in relation to the anticipated amounts of the daily connected transactions in the year 2005.

2. Opinion of the Independent Directors

The independent directors of the Company are of the view that:

(i) the voting procedures and the disclosure of information in relation to the consideration and approval of the anticipated amounts of the daily connected transactions in the year 2005 by the board of directors of the Company comply with the laws and regulations, the Shanghai Listing Rules and the articles of association of the Company;

(ii) all of the items of the daily connected transactions anticipated to occur by the Company are within the scope of the transactions defined under the Materials and Services Supply Agreement, its supplemental agreements and the Agreement of Endowment Insurance Fund entered into between the Company and Yankuang and are necessary in the ordinary course of business of the Company; and

(iii) the abovementioned daily connected transactions agreements and their supplemental agreements between the Company and Yankuang comply with the normative approval procedures and the pricing policies in the agreements are fair and reasonable, protecting the overall interests of the Company.

3. Submission for Approval in the Shareholders’ Meeting

Among the anticipated amounts of the various types of the daily connected transactions abovementioned, the total amount of the transaction type “Sale of Products and Commodities” is expected to exceed 5% of the most recently audited net asset value of the Company. Pursuant to the Shanghai Listing Rules, the total anticipated amount of the transaction type “Sale of Products and Commodities” shall be subject to approval by shareholders in a general meeting. Connected shareholder(s) will give up its voting rights of the relevant resolution in the shareholders’ meeting of the Company.

VI. Signing of Daily Connected Transactions Agreements

The Company entered into the Materials and Services Supply Agreement with Yankuang on 17 October 1997, the term of which is 10 years and is subject to extension if mutually agreed between both parties.

On 30 October 2001, the Company and Yankuang entered into a supplemental agreement to the Materials and Services Supply Agreement, which was approved by the independent shareholders on 17 December 2001. On 29 May 2003, the Company and Yankuang entered into the second supplemental agreement to the Materials and Services Supply Agreement, which was approved by the independent shareholders on 27 June 2003.

The Material and Services Supply Agreement and its supplemental agreements define matters such as the specific items relating to the mutual provision of materials and related services between the Company and the Parent Company and the pricing policies.

The Company entered into the Agreement of Endowment Insurance Fund with Yankuang on 17 October 1997. Each month, the Company withdraws 45% of the total monthly wages of the employees as an endowment insurance fund. Yankuang is to manage the social endowment insurance fund and the expenses of the retirement benefits. This has been implemented in accordance with such standard since the establishment of the Company in 1997.

VII. Documents Available for Inspection

1. Resolutions of the 20th meeting of the second session of the board of directors of the Company

2. Written opinion of the independent directors of the Company

3. Daily connected transactions agreements

This announcement is published simultaneously in the domestic China Securities Journal, Shanghai Securities News and Wen Wei Po, South China Morning Post of Hong Kong.

Note: As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Fan Waitang, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited
Wang Xin

Chairman of the Board

Zoucheng, Shandong Province, PRC, 25 April 2005